UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number 001-41418

Lytus Technologies Holdings PTV. Ltd.

(Translation of registrant’s name into English)

601 Everest Grande, A Wing
Mahakali Caves Road
Andheri (East)
Mumbai, India 400 093

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Lytus Technologies Holdings PTV. Ltd. furnishes under the cover of Form 6-K the following:

Exhibit No.	Description of Exhibit
99.1	Press Release dated September 30, 2022, announcing it has received a delinquency letter and a subsequent compliance letter from Nadsaq.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2022

Lytus Technologies Holdings PTV. Ltd.

By:	/s/ Dharmesh Pandya
Name: Dharmesh Pandya
Title: Chief Executive Officer

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